InKine Pharmaceutical Company, Inc.
                            1787 Sentry Parkway West
                             Building 18, Suite 440
                               Blue Bell, PA 19422


                                 March 16, 2004



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      InKine Pharmaceutical Company, Inc.
                  Application for Withdrawal of Registration
                  Statement on Form S-3, File No. 333-110812

Ladies and Gentlemen:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), InKine Pharmaceutical Company, Inc. (the "Company") hereby respectfully requests that its Registration Statement on Form S-3, originally filed on November 26, 2003, File No. 333-110812, as amended, together with all exhibits thereto (collectively, the "Registration Statement") be withdrawn and that an order of the Securities and Exchange Commission (the "Commission") granting such withdrawal be issued.

                  As previously announced on March 14, 2004, it recently came to the Company's attention that its certificate of incorporation does not contain any provision exempting the Company from providing preemptive rights in connection with certain securities offerings. Therefore, the Company has withdrawn its previously announced public offering. Although the Registration Statement was declared effective by the Commission on March 3, 2004, no shares of common stock of the Company have been or will be sold pursuant to the Registration Statement.

                  The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for a subsequent filing.

                  Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, PA 19422. If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at
(215) 283-6850 or Bruce A. Gutenplan of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3117.

                                             Very truly yours,


                                             InKine Pharmaceutical Company, Inc.



                                             By: /s/ Robert F. Apple
                                                 -------------------------------
                                                  Name:   Robert F. Apple
                                                  Title:  Chief Operating and
                                                          Financial Officer